Exhibit 12

IMCO RECYCLING INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the three months ended March 31,
	2004	2003
Earnings:
Income (loss) before income taxes and minority interest	$4,646	$2,121
Less: Equity earnings	(17)	(925)
Add: Dividends	—	—

Sub-total:	$4,629	$1,196
Add: Total fixed charges (per below)	6,998	2,813
Less: Interest capitalized	63	58

Total earnings before income taxes and minority interest	$11,564	$3,951

Fixed Charges:
Interest expense, including interest capitalized	6,507	2,407
Portion of rental expense representative of the interest factor	491	406

Total fixed charges	$6,998	$2,813

Ratio of Earnings to Fixed Charges	1.7	1.4

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